Exhibit 99.1

Nano Dimension Continues EMEA Growth; Appoints AMTECH to Sell its DragonFly Pro System in Czech Republic

AMTECH has purchased a DragonFly Pro System that will be used for demonstrations as well as for training purposes

NESS ZIONA, Israel, January 9, 2019 – Nano Dimension Ltd., a leading additive electronics provider (NASDAQ, TASE: NNDM), today announced it is further expanding its presence in EMEA with the appointment of AMTECH spol. s.r.o as its first reseller in Czech and Slovak Republics as well as adjacent areas. AMTECH has also purchased a DragonFly Pro additive manufacturing system and will make the technology available to the local electronics market.

The reseller agreement marks an important milestone for Nano Dimension as it executes on its strategy for enhancing its market position in EMEA, which already includes coverage in Benelux, Germany, France, Italy, UK and Israel.

Amtech is an established service provider with more than 25 years of engineering and electronics experience providing technological equipment and materials primarily for electrical and electronic production. Nano Dimension’s award-winning DragonFly Pro will complement Amtech’s broad product offerings of PCB capital equipment and robotics and enable it to provide a precision additive manufacturing solution to its customers. One of Amtech’s first activities with Nano Dimension was to demonstrate the capabilities of the DragonFly Pro at a recent customer event in Czech Republic in October 2018. The exhibition has already generated market interest from local and multinational companies faced with challenges in reducing time to market and optimizing development and production costs.

“There is a clear and growing demand for additive manufacturing solutions for emerging technologies,” said Radek Nekarda, CEO of AMTECH. “The DragonFly Pro is an ideal solution for rapid innovation. By working closely with the Nano Dimension team, we will now be able to help our customers utilize the latest world-class additive manufacturing technology in their products to enable faster design verification, while also drastically shortening time to market which is a significant competitive advantage.”

“The Czech Republic represents one of the most dynamic markets in Eastern Europe with strong electronics and automotive sectors, good universities and in recent years has attracted a lot of R&D investment, making it well positioned to implement precision additive manufacturing,” said Amit Dror, CEO of Nano Dimension. “With its expert team of sales and support engineers, Amtech brings a very high level of professionalism and dedication to serving customers, ideally suited to helping us expand into this high growth market.”

With the need for electronics, automotive, defense, consumer, and medical device manufacturers to provide a wide range of electronic components, the ability to prototype 3D printed circuit boards in just hours onsite, enables rapid innovation and time-savings, regardless of how complicated the circuit is. Nano Dimension’s DragonFly Pro system provides unlimited possibilities for creating the densely packed electronic prototypes required for smart design iteration. The high-resolution system lets designers and engineers 3D print metal and polymer simultaneously to 3D print PCBs and high precision functional electronics such as sensors, antennas, molded interconnect devices and customized smart parts forming the foundation for the electronics of tomorrow.

About Nano Dimension Ltd.

Nano Dimension (Nasdaq, TASE: NNDM) is a leading electronics provider that is disrupting, reshaping, and defining the future of how cognitive connected products are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the potential of its products, the benefits of working with new resellers and expanding into new markets. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 15, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com